Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 12, 2021
Relating to Preliminary Prospectus Supplement dated February 12, 2021 and
Prospectus dated February 13, 2020
Registration No. 333-236415

PROSPECT CAPITAL CORPORATION
$50,000,000
3.706% Notes due 2026

PRICING TERM SHEET
February 12, 2021

The following sets forth the final terms of the 3.706% Notes due 2026 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated February 12, 2021, together with the accompanying prospectus dated February 13, 2020, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Prospect Capital Corporation [Ticker: PSEC] (the “Company”)

Expected Security Ratings and Outlooks*:	Moody’s: Baa3 (Negative) / S&P: BBB- (Negative) / Kroll: BBB- (Negative)

Security:	Senior Unsecured Notes

Size:	$50,000,000

Series of Notes:
The Notes will be treated as a single series, have the same CUSIP number and be fungible for U.S. federal income tax purposes with the $325,000,000 aggregate principal amount of the Company’s outstanding 3.706% Notes due 2026. After giving effect to the issuance of the Notes, there will be $375,000,000 aggregate principal amount of the Company’s 3.706% Notes due 2026 outstanding.

Maturity:	January 22, 2026

Trade Date:	February 12, 2021

Price to Public:	99.637% plus accrued and unpaid interest from January 22, 2021 up to, but not including the date of delivery

Accrued Interest:	$138.975 of accrued and unpaid interest from January 22, 2021 up to, but not including the date of delivery

Gross Spread:	1.00%

Net Proceeds to the Company Before Expenses:	$49,318,500 plus accrued and unpaid interest from January 22, 2021 up to, but not including the date of delivery

Coupon:	3.706%

Yield to Maturity:	3.787%

Spread to Benchmark Treasury:	+ 330 bps

Benchmark Treasury:	UST 0.375% due January 31, 2026

Benchmark Treasury Price / Yield:	99-14+ / 0.487%

Format:	SEC Registered

Settlement**:	February 19, 2021 (T+4)

Denomination:	$1,000 and integral multiples thereof

Interest Payment Dates:	Semi-annually on January 22 and July 22 of each year, commencing on July 22, 2021

Optional Redemption:
The Company may redeem in whole or in part at any time, from time to time at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•100% of the principal amount of the Notes to be redeemed, or

•the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed assuming for this purpose that the Notes mature on December 22, 2025, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if the Company redeems any Notes on or after December 22, 2025 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest and unpaid interest, if any, to, but excluding, the date of redemption

Change of Control:	Holders have the right to require the Company to repurchase the Notes at 100% of their principal amount plus accrued interest and unpaid interest, if any, in the event of a change of control repurchase event.

CUSIP / ISIN:	74348TAU6 / US74348TAU60

Book-Running Manager:	Goldman Sachs & Co. LLC

Co-Managers:	Barclays Capital Inc. RBC Capital Markets, LLC
* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Company expects that delivery of the Notes will be made to investors on or about February 19, 2021, which will be the fourth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding business day will be required by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof or the next business day should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The preliminary prospectus supplement dated February 12, 2021, together with an accompanying prospectus dated February 13, 2020, which have been filed with the Securities and Exchange Commission (the “SEC”), contain this and other information about the Company and should be read carefully before investing.

The information in the preliminary prospectus supplement and the accompanying prospectus, and in this announcement, is not complete and may be changed. The preliminary prospectus supplement, the accompanying prospectus and this announcement are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any state where such offer and sale is not permitted.

The Company has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Goldman Sachs & Co., LLC toll-free at 1-866-471-2526.